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                             February 16, 2023

       Chi Ming Lam
       Chief Executive Officer and Chairman
       Ming Shing Group Holdings Ltd
       8/F, Cheong Tai Factory Building
       16 Tai Yau Street
       San Po Kong, Kowloon
       Hong Kong

                                                        Re: Ming Shing Group
Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
20, 2023
                                                            CIK No. 0001956166

       Dear Chi Ming Lam:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 20, 2023

       Cover Page

   1. Please revise your definition of "China" or the "PRC" to remove the exclusion of
                                                        Hong Kong and Macau
from this definition. Similarly, please revise your disclosure under "Notice to
Prospective Investors in People's Republic of China" on page 133.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations
 Chi Ming Lam
FirstName
Ming ShingLastNameChi Ming
           Group Holdings LtdLam
Comapany16,
February  NameMing
            2023    Shing Group Holdings Ltd
February
Page 2 16, 2023 Page 2
FirstName LastName
         and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China s government, such as those related to data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange.
3. Please update your disclosure here and throughout the prospectus that the Accelerated
         Holding Foreign Companies Accountable Act became law on December 29, 2022, and
         shortened the timeline for the application of the HFCAA   s delisting
and trading
         prohibitions from three years to two.
Summary, page 5

4. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
List of Approvals/permits, page 7

5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 Chi Ming Lam
FirstName
Ming ShingLastNameChi Ming
           Group Holdings LtdLam
Comapany16,
February  NameMing
            2023    Shing Group Holdings Ltd
February
Page 3 16, 2023 Page 3
FirstName LastName
Transfers of Cash to and from Our Subsidiaries, page 7

6. Please expand your disclosure to include any restrictions imposed by China on foreign exchange that affect your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any additional restrictions imposed by China that limit your ability to distribute earnings from your subsidiaries to you and the investors.
Risk Factors, page 15

7. Please expand your disclosures to explicitly state whether you have elected to opt in to the extended transition period for emerging growth companies under the JOBS Act for complying with new or revised accounting standards. If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.
Risks related to doing business in Hong Kong, page 26

8.       Given the Chinese government   s potential for significant oversight
and discretion over the
         conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
         Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application
.. . . , page 27

10. Please clarify in this risk factor that if Nasdaq does not approve your listing application, you will not complete the offering, consistent with disclosure on the cover page. Please
         make similar clarification in your risk entitled    There may not be
an active, liquid trading
         market for our Ordinary Shares . . . " on page 32.
The market price of our Ordinary Shares may be volatile . . . , page 30

11. Please discuss the risk regarding small-capitalization companies that appears in the first full paragraph on page 31 under a distinct risk factor subheading. Chi Ming Lam
FirstName
Ming ShingLastNameChi Ming
           Group Holdings LtdLam
Comapany16,
February  NameMing
            2023    Shing Group Holdings Ltd
February
Page 4 16, 2023 Page 4
FirstName LastName
Our internal controls over financial reporting may not be effective . . . , page 33

12.      The narrative in this risk refers to    the foregoing material
weakness,    but this is not
         described in the risk factor. Please revise accordingly.
Labor Cost Analysis, page 41

13.      Please revise to disclose the    local social incident    that you
refer to in this section.
Competition Overview, page 43

14.      Please elaborate on your basis for the statement that you are    the
leading wet trade works
         subcontractor    based on your market share of 0.4% in 2021.
Use of Proceeds, page 44

15. We note disclosure that 20% of the net proceeds of this Offering will be used for repayment of bank borrowings and finance leases. Please describe the interest rate and maturity of such indebtedness to be repaid and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of
         Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

16. Please revise to include critical accounting estimates that have had or are reasonably likely to have a material impact on your financial condition or results of operations, which may include but are not limited to, estimates and assumptions related to revenue recognition, allowance for credit losses associated with accounts receivable, retention receivables, contract assets, and valuation allowance for deferred tax assets. Refer to Item 303(b)(3) of
         Regulation S-K.
17. We note that the results of MS Engineering Co. are not included in the financial statements prior to its acquisition on October 20, 2021. Please expand your discussion of results of operations to highlight the impact that the acquisition of this subsidiary had on your results of operations in addition to the other factors that contributed to the changes between the periods presented.

18. Ensure that you discuss any material trends or uncertainties that have had or are reasonably like to have a material impact on revenues, costs or materials. In this regard, we note that the study by Frost and Sullivan that you refer to in the prospectus and have
         filed as an exhibit, states that the    potential impact of Sino-US
trade conflict has given
         rise to uncertainty of the economy and therefore led to the decrease in real estate
         investment and gross domestic fixed capital formation in value.    If
this uncertainty has
         had or is reasonably like to have a material impact, please discuss the uncertainty in
         MD&A and as a risk factor, as appropriate.
 Chi Ming Lam
FirstName
Ming ShingLastNameChi Ming
           Group Holdings LtdLam
Comapany16,
February  NameMing
            2023    Shing Group Holdings Ltd
February
Page 5 16, 2023 Page 5
FirstName LastName
Results of Operations, page 52

19. We note that you attribute increases in revenue for the six months ended September 30,
         2022 and for the year ended March 31, 2022 to increases in the number of projects. Please further describe the reasons for the increase in the number of your projects in these periods.
Liquidity and Capital Resources, page 61

20. We note that you have relied on equity capital, cash generated from operations and bank borrowings as your principal sources of funds, and that expect these sources to continue.
         We also note that you have increased the amount of your bank borrowings throughout the periods covered by the financial statements. Please clarify the general terms of these borrowings, and address whether you have any balance available for borrowings under existing loan or credit agreements with banks. If so, please discuss the material terms of your agreements, identifying the lender, the total amount of credit available, the maturity date, interest rates, amounts available and outstanding as of the most recent balance sheet date and repayment terms. If not, please clarify this, explain how you will obtain additional bank borrowings in the future, and clarify that there is no assurance that you will be able to do so.
21. We note that your Use of Proceeds section indicates that you intend to use approximately
         40% of the net proceeds of this offering as working capital. Please reconcile with your statement that you "may" use a portion of the proceeds as a source of liquidity in this section.
Business, page 66

22. We note that your website states that you have expanded your business to the Macao
         SAR. If material, please address this expansion in your Business section, including information about the business you conduct and regulatory environment in Macao.
Overview, page 66

23.      Please clarify how you measure the    tender success rate    you
disclose in the second
         paragraph of this section. For example, clarify whether this a percentage of the number of bids or tenders you submitted that were accepted, or if it based on the dollar amount or value of contracts accepted or some other measure.
24. We note that the fifth paragraph in this section and MD&A includes a brief descriptions of
         MS (HK) Engineering Limited. Please also describe the business conducted by MS
         Engineering Co., Limited.
25. We note your risk factor on page 16 and similar disclosures elsewhere that inaccuracies in your estimation in the amount of time and costs involved in a project may give rise to delays and cost overruns. Please clarify the extent to which you typically bear the risk of
 Chi Ming Lam
FirstName
Ming ShingLastNameChi Ming
           Group Holdings LtdLam
Comapany16,
February  NameMing
            2023    Shing Group Holdings Ltd
February
Page 6 16, 2023 Page 6
FirstName LastName
         cost overruns in your customer contracts, or whether you can pass these costs on to the customers.
Executive Compensation
Director Compensation - Non-Employee Directors, page 94

26. We noted your disclosure about three independent directors on page 90. However, here, you stated that you "did not have any non-employee directors" for the six months ended
         September 30, 2022 and the fiscal years ended March 31, 2022 and 2021. Please explain or reconcile this discrepancy. In doing so, please confirm that your three independent directors are not employees your company or any of your subsidiaries. Dividends, page 99

27. We note your statement that your shareholders may by ordinary resolution, declare dividends. Please describe the process by which the directors would recommend a dividend amount to the shareholders and how shareholders would then declare dividends.
Forfeiture or Surrender of Shares, page 100

28.      Please clarify whether shares in this offering are subject to the
possibility of a    capital
         call    described in this section. Describe the circumstances in which a capital call would be
         made and how the amount would be determined. We note that the opinion of counsel filed as Exhibit 5.1 states that the shares are fully paid and non-assessable.
Shares Eligible For Future Sale, page 117

29. We note your statement that you have received listing approval from Nasdaq. While we will not object if you state that you have applied for listing, please revise to remove any statement or implication that you have already been approved. We also note your disclosure that you do not expect that a trading market will develop for your ordinary shares, yet you also condition the offering on approval of listing. Please disclose that, as a result, liquidity and the value of the ordinary shares may decline. Also address how the lack of a market may impact your continued listing.
Enforcement of Civil Liabilities, page 125

30. Please expand your disclosure in this section to identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, cost, and time.
Signatures, page II-5

31. Please include the controller or the principal accounting officer as one of the signees, and also include a signature for your authorized representative in the United States. Please see
 Chi Ming Lam
Ming Shing Group Holdings Ltd
February 16, 2023
Page 7
      Instruction 1 to the signature page on Form F-1. See Instruction 1 to Signatures in Form
      F-1.
Exhibits

32. Please include the consent of Frost & Sullivan to the inclusion of its report in the registration statement and to being named in the prospectus. We note your statement on page 1 that you commissioned the report, and that you have filed it as an exhibit to the registration statement.
33. We note your statement on page 90 that three named individuals consent to serving as directors upon closing of the offering. If these individuals do not sign the registration statement, please file signed consents of each of the individuals you have named as about to become directors as exhibits to the registration statement. Please see Securities Act
      Rule 438.
34. The assumptions in counsel's legality opinion may not be overly broad, assume away the relevant issue or assume any of the material facts underlying the opinion or any readily ascertainable facts. For example, counsel should not assume that the company has sufficient authorized shares, is not in bankruptcy, or has taken all corporate actions necessary to authorize the issuance of the securities. Please have counsel revise the opinion filed as Exhibit 5.1 to the registration statement. Please see Staff Legal Bulletin
      19 for guidance on preparing legality opinions.
        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameChi Ming Lam
                                                            Division of
Corporation Finance
Comapany NameMing Shing Group Holdings Ltd
                                                            Office of Real
Estate & Construction
February 16, 2023 Page 7
cc:       Daniel D. Nauth, Esq.
FirstName LastName